Exhibit 99.1

IMMEDIATE RELEASE

DUNDEE CORPORATION ACQUIRES FURTHER INTEREST IN
DUNDEE PRECIOUS METALS INC.

Toronto, March 15, 2010 – In accordance with regulatory requirements, Dundee Corporation (TSX: DC.A) (“Dundee Corp.”) announced today that, with the approval of the Toronto Stock Exchange, it has acquired an aggregate of 8,881,200 common shares of Dundee Precious Metals Inc. (“DPM”) at a price of $3.30 per common share pursuant to DPM’s previously announced public offering.  These holdings represent an approximate 7.56% interest in DPM on an undiluted basis.    Following this transaction, Dundee Corp. owns directly or indirectly a total of 28,323,755 common shares of DPM or 24.10% on an undiluted basis.  Assuming the exercise of 3,925,500 warrants of DPM held by Dundee Corp., Dundee Corp would hold 26.55% of the outstanding common shares of DPM, without giving effect to the exercise or conversion of any other DPM convertible securities.

In addition, the controlling shareholder of Dundee Corp. owns 78,614 common shares and 50,000 options of DPM representing an approximate 0.11% interest in DPM assuming the exercise of such options.

The position in DPM was acquired for investment purposes and may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $73 billion under management and administration.  Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ned Goodman Investment Counsel Limited and Dundee Real Estate Asset Management (DREAM).

For further information, please contact:

Ned Goodman
President & Chief Executive Officer
Dundee Corporation
Telephone: (416) 365-5665

Lucie Presot
Vice President & Chief Financial Officer
Dundee Corporation
Telephone: (416) 365-5157